Exhibit 99.B(h)(1)(i)

AMENDED SCHEDULE A

SERIES OF

ING PARTNERS, INC.

ING Baron Asset Portfolio

ING Columbia Small Cap Value Portfolio

ING Pioneer High Yield Portfolio

ING Templeton Foreign Equity Portfolio

AMENDED SCHEDULE B

ADMINISTRATIVE SERVICES FEES

SERIES	FEES

ING Baron Asset Portfolio	0.10%

ING Columbia Small Cap Value Portfolio	0.10%

ING Pioneer High Yield Portfolio	0.10%

ING Templeton Foreign Equity Portfolio	0.10%